

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

March 12, 2007

<u>via U.S. mail and facsimile</u>

Jeffrey M. Lipton
Chief Executive Officer
Nova Chemicals Corporation
1550 Coraopolis Heights Road
Moon Township, Pennsylvania 15108

      RE: Nova Chemicals Corporation
              Form 40-F for the Fiscal Year Ended December 31, 2005
              File No. 1-13064

Dear Mr. Lipton:

      We have completed our review of your Form 40-F and related filings and have no further comments at this time.

              Sincerely,

              Terence O'Brien
              Accounting Branch Chief